Exhibit 99.2

KTL 303 LLC
Financial Statements
Years Ended October 31, 2013, 2012 and 2011

KTL 303 LLC
Contents
October 31, 2013, 2012 and 2011

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Unaudited Balance Sheets as of October 31, 2013 and 2012	2

Statements of Operations for the year ended October 31, 2013 (unaudited), for the year ended October 31, 2012 (unaudited) and for the year ended October 31, 2011	3

Statements of Changes in Members’ Equity for the year ended October 31, 2013 (unaudited), for the year ended October 31, 2012 (unaudited) and for the year ended October 31, 2011	4

Statements of Cash Flows for the year ended October 31, 2013 (unaudited), for the year ended October 31, 2012 (unaudited) and for the year ended October 31, 2011	5

Notes to Financial Statements for the year ended October 31, 2013 (unaudited), for the year ended October 31, 2012 (unaudited) and for the year ended October 31, 2011	6-8

Report of Independent Registered Public Accounting Firm

To the Members of
KTL 303, LLC
We have audited the accompanying balance sheet of KTL 303, LLC (the “Company”) as of October 31, 2011, and the related statements of operations, changes in members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ WeiserMazars, LLP

WeiserMazars, LLP
New York, New York
December 22, 2011

KTL 303 LLC
Balance Sheets
October 31, 2013 and 2012

	2013	2012
	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$148,834	$426,574
Prepaid expenses and other assets	65,000	65,000
Total assets	$213,834	$491,574
Liabilities and Members’ Equity
Accounts payable and accrued expenses	41,830	54,932
Retainage payable	20,848	20,848
Due to affiliates		434
Total liabilities	62,678	76,214
Members’ equity	151,156	415,360
Total liabilities and members’ equity	$213,834	$491,574

The accompanying notes are an integral part of these financial statements

KTL 303 LLC
Statements of Operations
Years Ended October 31, 2013, 2012 and 2011

	2013	2012	2011
	(Unaudited)	(Unaudited)
Revenues	$47,500	$7,808,189	$62,862,125

Expenses:
Cost of revenues		5,724,038	46,357,144
Selling, general and administrative expenses (includes related party amounts of approximately $0, $11,000 and $204,000 for 2013, 2012 and 2011, respectively)	11,704	331,351	1,393,850
Income from operations	35,796	1,752,800	15,111,131
Interest income			281
Net income	$35,796	$1,752,800	$15,111,412

The accompanying notes are an integral part of these financial statements

KTL 303 LLC
Statements of Changes in Members’ Equity
Years Ended October 31, 2013, 2012 and 2011

	LEVKIB LLC	Toll E. 33rd Street LLC	Total
Balance at November 1, 2010 (unaudited)	$15,175,574	$15,175,574	$30,351,148
Net income	7,555,706	7,555,706	15,111,412
Distributions	(19,450,000)	(19,450,000)	(38,900,000)
Balance at October 31, 2011	3,281,280	3,281,280	6,562,560
Net income (unaudited)	876,400	876,400	1,752,800
Distributions (unaudited)	(3,950,000)	(3,950,000)	(7,900,000)
Balance at October 31, 2012 (unaudited)	207,680	207,680	415,360
Net income (unaudited)	17,898	17,898	35,796
Distributions (unaudited)	(150,000)	(150,000)	(300,000)
Balance at October 31, 20123 (unaudited)	$75,578	$75,578	$151,156

The accompanying notes are an integral part of these financial statements

KTL 303 LLC
Statements of Cash Flows
Years Ended October 31, 2013, 2012 and 2011

	2012	2,012	2,011
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$35,796	$1,752,800	$15,111,412
Adjustments to reconcile net income to net cash provided by operating activities:
Changes in operating assets and liabilities:
Inventory		5,637,268	43,843,710
Prepaid expenses and other assets			4,000
Retainage payable			(1,099,462)
Accounts payable and accrued expenses	(13,102)	(81,757)	(485,042)
Due to affiliates	(434)	(31,889)	(130,387)
Net cash provided by operating activities	22,260	7,276,422	57,244,231
Cash flows from financing activities:
Member distributions	(300,000)	(7,900,000)	(38,900,000)
Proceeds from debt financing			8,269,550
Repayment of debt			(27,144,244)
Net cash used in financing activities	(300,000)	(7,900,000)	(57,774,694)
Net (decrease) increase in cash and cash equivalents	(277,740)	(623,578)	(530,463)
Cash and cash equivalents at beginning of period	426,574	1,050,152	1,580,615
Cash and cash equivalents at end of period	$148,834	$426,574	$1,050,152

Supplemental disclosures of cash flow information:
Amortization of deferred financing costs included in inventory	$—	$—	$119,168

The accompanying notes are an integral part of these financial statements

KTL 303 LLC
Notes to Financial Statements
Years Ended October 31, 2013, 2012 and 2011 (the years ended October 31, 2013 and 2012 are not covered by the Report of Independent Registered Public Accounting Firm)

1.    Organization
KTL 303 LLC (the “Company”) was formed January 17, 2008 under the laws of the State of Delaware. The Company is a joint venture between LEVKIB LLC (“LEVKIB”) and Toll E. 33rd Street LLC (“Toll”). The limited liability company agreement provides that the Company will continue in existence until the termination of the Company by written consent of all of the members. Allocations of net income (loss) and distributions are made in accordance with the percentage interests of the members.
The Company was formed to develop, finance, construct and market a 14 story luxury condominium building, comprised of 130 residential units and approximately 14,500 square feet of commercial space, located in Manhattan, New York (the “Property”). The Company began construction of the building in fiscal 2008 and commenced settling units in fiscal 2010. As of October 31, 2012, all units have been settled.
A member of a limited liability company is not liable for the debts, obligations or other liabilities of a limited liability company by reason of being such a member.

2.    Summary of Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Fair Value Disclosures
The Company follows Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), for its financial instruments measured at fair value on a recurring basis. ASC 820 provides a framework for measuring fair value under U.S. GAAP, expands disclosures about fair value measurements, and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less, when purchased, to be cash equivalents. Generally, the Company’s cash and cash equivalents are in excess of the Federal Deposit Insurance Corporation (“FDIC”) insured limit. All of the Company’s banking activity, including cash and cash equivalents, is maintained with one major financial institution, and management does not believe the Company is exposed to significant credit risk. Under ASC 820, these investments have observable quoted prices in active markets for identical assets and therefore are valued with Level 1-type inputs. The carrying values of these investments approximate their fair values.

KTL 303 LLC
Notes to Financial Statements
Years Ended October 31, 2013, 2012 and 2011 (the years ended October 31, 2013 and 2012 are not covered by the Report of Independent Registered Public Accounting Firm)

Revenue and Cost Recognition
Revenues and cost of revenues are recognized using the deposit method in accordance with ASC Topic 360-20-55. Accordingly, revenues and cost of revenues are recorded at the time payment of the sales price is received and title and possession of the unit is transferred to the buyer. Land, land development, construction and related costs, both incurred and estimated to be incurred in the future, are amortized to the cost of units settled based upon an estimated relative sales value of units settled to the total estimated sales value. Changes in the estimates of future sales revenue or costs may be significant; any changes will be reallocated to the remaining undelivered units based on current estimated sales revenue and costs.
Income Taxes
In conformity with the Internal Revenue Code and applicable state and local tax statutes, taxable income or loss of the Company is required to be reported in the tax returns of the members in accordance with the terms of the limited liability agreement. The Company’s tax status as a pass-through entity is based on its legal status as a limited liability company. Therefore, the Company is not required to take any tax positions in order to qualify as a pass-through entity. Accordingly, no provision has been made in the accompanying financial statements for any federal, state, or local income taxes.
The Company’s policy for penalties and interest assessed by taxing authorities is to include them in selling, general and administrative expenses. For the years ended October 31, 2012, 2011 and 2010, the Company did not incur any interest and penalties.
The income tax returns of the Company are subject to examination by income tax authorities, generally for three years after they are filed.
Advertising
Advertising costs are expensed as incurred. Advertising costs amounted to approximately $70,000 and $326,000 for the years ended October 31, 2012, and 2011, respectively. No advertising costs were incurred in the year ended October 31, 2013.

3.    Warranty
The Company accrues expected warranty costs at the time each unit is closed and title and possession have been transferred to the unit buyer. Changes in the warranty accrual during the years ended October 31, 2013 and 2012 were as follows:

	2013	2012
	(Unaudited)	(Unaudited)
Balance, beginning of year	$52,876	$136,688
Additions — homes closed during the year		8,750
Charges incurred	(11,046)	(92,562)
Balance, end of year	$41,830	$52,876
Accrued warranty is included in accounts payable and accrued expenses in the accompanying balance sheets.

4.     Loan Payable
In March 2008, the Company entered into a credit facility (the “Loan”) with an initial commitment amount of $90,000,000. Borrowings under the Loan were utilized to finance a portion of the acquisition price of the Property and subsequent development and construction activities.
The Loan was payable as condominium units were delivered and was fully repaid in January 2011. In February 2010, the Company and lenders modified the Loan whereby, among other changes, the interest rate was increased from LIBOR plus 1.75% to LIBOR plus 2.25%, minimum unit release prices were reduced and certain sales threshold requirements were lowered. For the year ended October 31, 2011, interest incurred of approximately $14,962, on the Loan, was capitalized as part of inventory.

KTL 303 LLC
Notes to Financial Statements
Years Ended October 31, 2013, 2012 and 2011 (the years ended October 31, 2013 and 2012 are not covered by the Report of Independent Registered Public Accounting Firm)

5.    Related Party Transactions
The Property was purchased in March 2008 from affiliates of LEVKIB (the “Seller”) for total consideration of $57,650,000 (the “Purchase Price”), plus the reimbursement of certain costs previously incurred in the development of the Property by the Seller of approximately $4,047,000. The Purchase Price consisted of: (1) cash payments of $57,250,000 and (2) the first $400,000 of mortgage recording tax reimbursements that the Company expects to receive upon the sale of units. In addition, the Company assumed the Seller’s obligation, under its purchase agreement with one of the original land owners, to provide a community center unit and one residential unit, as consideration to the land owner, upon completion of the building.
Prior to the acquisition of the Property by the Company, the Seller was the contract purchaser of 130 real estate tax abatement certificates (“421-a Certificates”), which provide real estate tax abatements to unit purchasers for a ten year period. Concurrent with the acquisition of the Property, the contract for the 421-a Certificates was assigned to the Company by the Seller in exchange for an irrevocable standby letter of credit in the amount of $2,015,000. The Company purchased the 421-a Certificates in April 2009 for $2,015,000.
During the years ended October 31, 2012 and 2011, Toll charged the Company for advertising and other costs of approximately $11,000 and $204,000, respectively, which Toll incurred on behalf of the Company. At October 31, 2012, the Company owes Toll $434 for these charges, which is included in due to affiliates. No amounts were charged in the year ended October 31, 2013.